SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)*


                           W-H Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock ($0.0001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92925E108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Ivy Dodes, Esq.
                     Credit Suisse First Boston Corporation
                               11 Madison Avenue
                            New York, New York 10010
                                  212-325-2000

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]    Rule 13d-1(b)

     [ ]    Rule 13d-1(c)

     [x]    Rule 13d-1(d)

--------
* The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 92925E108                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

--------------------------------------------------------------------------------
                         5.     SOLE VOTING POWER                           0

                         -------------------------------------------------------
 NUMBER OF SHARES        6.     SHARED VOTING POWER                 1,946,422
BENEFICIALLY OWNED
 BY EACH REPORTING       -------------------------------------------------------
   PERSON WITH           7.     SOLE DISPOSITIVE POWER                      0

                         -------------------------------------------------------
                         8.     SHARED DISPOSITIVE POWER            1,946,422
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,946,422

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.56%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         BK, HC, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     W-H Energy Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     10370 Richmond Avenue, Suite 990, Houston, TX 77042

Item 2(a).  Name of Person Filing:

     Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

Item 2(c).  Citizenship:

     Switzerland

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:

     92925E108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)   Amount beneficially owned: See Response to Item 9.

     (b)   Percent of class: See Response to Item 11.

     (c)   Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote: See response to
                 Item 5.

           (ii)  Shared power to vote or to direct the vote: See response to
                 Item 6.

          (iii) Sole power to dispose or to direct the disposition of: See response to Item 7.

           (iv) Shared power to dispose or to direct the disposition of: See response to Item 8.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     See Schedule I

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable

Item 9.  Notice of Dissolution of Group.

     Not Applicable

Item 10. Certifications.

     Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 14, 2002
                                                    ----------------------------
                                                              (Date)

                                                           /s/ Ivy Dodes
                                                    ----------------------------
                                                            (Signature)

                                                    Ivy Dodes/Managing Director
                                                    ----------------------------
                                                           (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule I

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.